UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Rockwell Medical, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

Robert L. Chioini

30142 Wixom Road

Wixom, Michigan 48393

(248) 960-9009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 774374102		13D

1.	Name of Reporting Person: Robert L. Chioini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,291,574

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 5,291,574

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,291,574

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 774374102	13D

This Amendment No. 12 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2003 with respect to the common stock, no par value (the “Common Shares”), of Rockwell Medical, Inc. (“Rockwell”), as amended (the “Schedule 13D”).  The Schedule 13D is further amended as set forth below.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

(a) and (b) As of the date hereof, the Reporting Person beneficially owned 5,291,574 Common Shares (including 2,741,667 Common Shares issuable upon exercise of stock options held by the Reporting Person that are exercisable currently or within 60 days), constituting approximately 9.7% of the Common Shares outstanding, based on 51,761,040 Common Shares outstanding as of October 31, 2017.  The Reporting Person has sole voting power and dispositive power over the Common Shares beneficially owned. The power to dispose of the Common Shares subject to unvested performance share awards is subject to vesting, and the power to vote or dispose of Common Shares subject to unexercised options is subject to exercise of the option and issuance of the underlying Common Shares.

The Reporting Person holds the following options to purchase Common Shares as of the date hereof:

Grant Date	# of Shares	Exercise Price	# Vested Currently or Within 60 Days	Vesting Schedule*	Expiration Date

4/3/08	75,000	$6.50	75,000	Fully Vested	4/3/2018
11/19/08	175,000	$3.09	175,000	Fully Vested	11/19/2018
6/18/09	225,000	$6.74	225,000	Fully Vested	6/18/2019
1/15/10	150,000	$7.13	150,000	Fully Vested	1/15/2020
8/13/10	100,000	$5.8618	100,000	Fully Vested	8/13/2020
1/11/11	250,000	$8.47	250,000	Fully Vested	1/11/2021
1/05/12	225,000	$10.04	225,000	Fully Vested	1/05/2022
6/04/12	25,000	$8.73	25,000	Fully Vested	6/04/2022
1/31/13	250,000	$6.12	250,000	Fully Vested	1/31/2023
1/13/14	250,000	$10.10	250,000	Fully Vested	1/13/2024
10/1/14	250,000	$8.88	250,000	Fully Vested	10/1/2024
10/1/14	250,000	$8.88	250,000	Fully Vested	10/1/2024
10/2/15	500,000	$8.23	333,333	One-third per year starting 10/2/16	10/2/2025
10/2/15	275,000	$8.23	183,333	One-third per year starting 10/2/16	10/2/2025

*Option vesting accelerates upon death, disability or a change in control of Rockwell.

The Reporting Person currently holds 245,000 Common Shares that are subject to unvested performance share awards that will vest upon the earliest to occur of (i) the date on which Rockwell reports quarterly net sales if net sales for the four consecutive calendar quarters including the quarter then being reported total at least $100,000,000, (ii) the date on which the market capitalization of Rockwell (based on the reported closing price of the Common Shares and the total number of Common Shares issued and outstanding) has been greater than $600,000,000 for ten consecutive trading days, (iii) the one year anniversary of the date the Centers for Medicare & Medicaid Services assign Rockwell transitional add on reimbursement payment status for the drug product, Triferic®, and (iv) subject to the Compensation Committee’s right to declare, pursuant to Rockwell’s Amended and Restated 2007 Long Term Incentive Plan (the “Plan”), that the shares shall not become immediately vested upon a “Change in

CUSIP No. 774374102	13D

Control” (as defined in the Plan) in which the successor company assumes the award, the occurrence of a “Change in Control”.

Grant Date	# of Shares
3/21/2017	200,000
3/21/2017	45,000

(c) In addition to the performance share awards and option vesting shown above, the Reporting Person has had the following transactions in the Common Shares since the filing of Amendment No. 11 to the Schedule 13D:

Date	# of Shares	Price	Transaction
6/21/2017	118,750	$7.20	Surrender shares to Rockwell to pay withholding tax obligation
12/15/2017	250,000	$6.60	Exercise of stock options

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The material terms of the options and performance share awards are set forth in Item 5 above.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following information:

99.15      Form of Performance Share Award Agreement, filed as exhibit 10.64 to Rockwell’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 (incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2017	/s/ Robert L. Chioini
Robert L. Chioini